SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Immediate Report filed with the Israel Securities Authority and the Tel Aviv Stock Exchange dated March 3, 2008.




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                                                                          ITEM 1


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                          012 Smile.Communications Ltd.
                          -----------------------------

                                                                        3.3.2008

To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority


                              Re: Immediate Report


           012 SMILE.COMMUNICATIONS ANNOUNCES A PURPORTED CLASS ACTION
           -----------------------------------------------------------
                            FILED AGAINST THE COMPANY
                            -------------------------

PETACH TIKVA, Israel, March 3, 2008 - 012 Smile.Communications Ltd. (NASDAQ Global Market and TASE: SMLC) (the "Company") today announced that on February 19, 2008 it was served with a purported class action lawsuit alleging that the Company unlawfully charged consumers in excess of the tariffs published by it with respect to its calling card services. The lawsuit was filed in the District Court of Haifa,

The Company is in the initial stage of reviewing and evaluating this lawsuit and has until April 27, 2008 to file its response. If the lawsuit is certified as a class action, the approximate claim is estimated by the plaintiff to be NIS 16,000,000.




                                                    012 Smile.Communications Ltd





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  March 3, 2008